Flora Growth Corp.

65 Queen Street West
Suite 900
Toronto, Ontario M5H 2M5

May 6, 2021

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention:	Ada D. Sarmento Mary Beth Breslin
Re:	Flora Growth Corp. (the “Company”) Registration Statement on Form F-1 File No. 333-252996 (the “Registration Statement”)
Dear Ms. Sarmento and Ms. Breslin:
The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on May 10, 2021, or as soon thereafter as practicable.
The Company hereby acknowledges the following:
•
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Rebecca DiStefano at (954) 768-8221 from the Company’s U.S. counsel, Greenberg Traurig, P.A.

[Signature page follows]

Very truly yours,

FLORA GROWTH CORP.

By:	/s/ Luis Merchan
Name: Luis Merchan
Title: Chief Executive Officer

[Signature Page to Acceleration Request]

Boustead Securities, LLC
6 Venture, Suite 395
Irvine, CA 92618

May 6, 2021

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Office of Life Sciences
Washington, D.C. 20549

Attention:	Ada D. Sarmento Mary Beth Breslin

RE:	Flora Growth Corp. (the “Company”) Registration Statement on Form F-1 File No. 333-252996 (the “Registration Statement”)

Dear Ms. Sarmento and Ms. Breslin:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Eastern Time on May 10, 2021, or as soon thereafter as practicable.
Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated May 4, 2021 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.
The undersigned, as the representative of the several underwriters, represents that the several underwriters have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
Please contact Lou Bevilacqua of Bevilacqua PLLC, counsel of the representative of the underwriters, at 202-869-0888 (ext. 100) to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.  We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representative of the underwriters

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer

[Signature Page to Acceleration Request]